July 12, 2013

Mr. Amit Pande

Accounting Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: UMB Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 25, 2013

File No. 000-04887

Dear Mr. Pande:

UMB Financial Corporation (we or the Company) is responding to your letter to Michael D. Hagedorn dated June 12, 2013, regarding the Staff's comments on the above referenced Form 10-K. For your convenience, this letter is formatted to reproduce each of your numbered comments (in italics) immediately before our response to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. New Accounting Pronouncements - Fair Value Measurements and Disclosures Requirements, page 62

    We note your disclosure that the Company adopted FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" for the quarter ended March 31, 2012, which resulted in a $6.9 million ($4.7 million, net of tax) reduction in the contingent consideration liabilities and a corresponding increase to other non-interest income due to the Company changing its fair value methodology. Please tell us, in more detail, the changes that were made to your methodology, the reasons for these changes and the specific guidance relied upon to support these changes.

    Company Response

    As disclosed in Item 8, Note 18, of the Form 10-K, the Company continues to use a discounted cash-flow model in calculating the fair value of its contingent consideration liabilities.

    The only change in this calculation involved the discount rate that is applied. The change was mandated by ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," which the Company was required to adopt during the quarter ended March 31, 2012.

    This ASU amended the guidance on how to measure the fair value of a liability, including the guidance in paragraph ASC 820-10-35-16B.

    "When a quoted price for the transfer of an identical or a similar liability or instrument classified in a reporting entity's shareholders' equity is not available and the identical item is held by another party as an asset, a reporting entity shall measure [ASU 2009-05, paragraph 2] the fair value of the liability or equity instrument from the perspective of a market participant that holds the identical item as an asset at the measurement date." [ASU 2011-04, paragraph 25]

    This paragraph indicates that when the liability is held by another party as an asset (as is the case for contingent consideration), the fair value of the liability is measured from the perspective of a market participant that holds the identical item as an asset at the measurement date. The Background Information and Basis for Conclusions section of the ASU states that this change was made in order to align the values recorded by each party. Prior to the amendments contained in ASU 2011-04, this guidance was not included in ASC 820.

    Consistent with the guidance noted above, the Company now uses discount rates derived from a weighted average cost of capital (WACC) methodology approach. This approach calculates a discount rate that corresponds to an expected rate of return that would be required by a holder of the set of contingent cash flow payments (i.e., from the perspective of the holder of the asset). Prior to the adoption of the ASU, the Company used a market yield on a bond that represented the lowest investment grade rating in which the cash flows equate to a debt holder who has adequate capacity to meet its financial commitments in arriving at the discount rate. This rate represented the price that would be paid to transfer the liability considering the company's own credit risk (i.e., from the perspective of the issuer of the liability in accordance with the guidance prior to ASU 2011-04).

    This change resulted in the $6.9 million reduction in the liability and a corresponding increase to non-interest income as described in Item 8, Note 2. The implementation guidance in ASC 820-10-65-8(c) states that any change resulting from the adoption of the ASU is accounted for as a change in accounting estimate in the period of adoption.

    The Company will include the following enhanced language regarding the fair value measurement of the contingent consideration liability beginning with our June 30, 2013 Form 10-Q in Note 10 of the Company's financial statements, Fair Value Measurements.

    "The Company adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04) for the quarter ended March 31, 2012. The amendments set forth by the ASU require the Company's contingent consideration liability to be measured from the perspective of a market participant that holds an identical asset as of the measurement date. Due to this methodology change, the Company began calculating the discount rates using a weighted average cost of capital approach, which caused an increase in the discount rates utilized. This resulted in a $6.9 million ($4.7 million, net of tax) reduction of the contingent consideration liabilities and a corresponding increase to other non-interest income, which is included in the "Income from fair value adjustments" line in the table above for the six month period ended June 30, 2012."

    Note 18. Disclosures About Fair Value of Financial Instruments, page 91
    Please consider the need to revise your contingent consideration roll-forwards to disaggregate the line item "expense (income) from fair value adjustments" to provide the information on a more detailed basis, particularly when the drivers may be offsetting in value. At a minimum, consider the need to separately identify the aforementioned reduction in contingent consideration due to the change in methodology along with a discussion of the underlying reasons for this change.

Company Response

The following table disaggregates the "expense (income) from fair value adjustments" line (in thousands) for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Beginning balance	$72,046	$77,719
Payment of contingent consideration on acquisitions	(17,371)	(8,316)
Income from fair value adjustments	(8,448)	-
Expense from fair value adjustments	4,936	2,643
Ending balance	$51,163	$72,046

The $6.9 million impact of the adoption of ASU 2011-04 is included in the $8.4 million "Income from fair value adjustments" line in the table above. The remaining portion of the fair value adjustments recorded in 2012 was $1.5 million in non-interest income and $4.9 million in non-interest expense, which were primarily due to changes in the cash flow projections of the underlying acquisitions and the shortening of the discount periods on the contingent payments as they approach their respective payment dates. We will disaggregate the fair value adjustment line into income and expense components and will enhance our narrative disclosure to discuss the aforementioned reduction in contingent consideration due to the change in methodology along with the underlying reasons for this change beginning with our June 30, 2013 Form 10-Q.

* * * * *

We have reviewed this letter with our independent registered public accounting firm, Deloitte & Touche, LLP, and believe that it responds to all the Staff's comments. We also acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (816) 860-4607, or Scott Stengel, SVP/Deputy General Counsel, at (816) 860-3856.

Sincerely,

Brian J. Walker

SVP/Corporate Controller

Chief Accounting Officer